Filed by Trulia, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

The following is a transcript of Trulia, Inc.’s earnings conference call for the second quarter of 2014, which was held on July 31, 2014:

CORPORATE PARTICIPANTS

Ian Lee Trulia Inc - IR

Pete Flint Trulia Inc - CEO

Sean Aggarwal Trulia Inc - CFO

CONFERENCE CALL PARTICIPANTS

Lloyd Walmsley Deutsche Bank - Analyst

Deb Schwartz Goldman Sachs - Analyst

Chris Merwin Barclays Capital - Analyst

James Cakmak Telsey Advisory Group - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and thank you for standing by. Welcome to Trulia’s second quarter 2014 earnings conference call. At this time all participants are in a listen-only mode.

(Operator Instructions)

As a reminder, this conference call is being recorded. I would now like to hand the call over to Mr. Ian Lee, Trulia’s head of Investor Relations. Please proceed.

Ian Lee - Trulia Inc - IR

Thank you, operator. Good afternoon and welcome to Trulia’s second quarter 2014 earnings call. Joining me today are Pete Flint, Trulia’s Chief Executive Officer; and Sean Aggarwal, our Chief Financial Officer.

Before we start this call, I want to remind all of you that this presentation contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or our operating performance.

Forward-looking statements in this presentation include but are not limited to statements related to our business and financial performance and expectations for future periods, our expectations regarding to continued use of our products by consumer and real estate professionals, our expectations regarding macro trends in the market, and our expectations regarding our national marketing campaign, our expectations for our products, and our expectations regarding the proposed merger with Zillow.

Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks include those set forth in the press release that we issued earlier today as well as those more fully described in our filings with the Securities and Exchange Commission.

The forward-looking statements in this presentation are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements except as required by law. We also remind you that this call will include a discussion of GAAP and non-GAAP financial measures. The non-GAAP financial measures are not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A discussion on why we present non-GAAP financial measures and the reconciliation of the non-GAAP financial measures and reconciliation of the non-GAAP measures discussed in this call to the most directly comparable GAAP financial measures are included in our earnings press release that is available on our website.

Please note that our discussion of financial and operating metrics during the call today will primarily focus on consolidated data for Trulia and Market Leader. This conference call is also being webcast and is available through the Investor Relations section of Trulia’s website. And now I’ll turn the call over to Pete.

Pete Flint - Trulia Inc - CEO

Thanks, Ian. Welcome and thank you for joining our second quarter 2014 earnings call. It’s been a landmark week here at Trulia. As most of you are aware, on Monday we announced that we have agreed to be acquired by Zillow.

Spencer and I covered the details of the acquisition on Monday’s conference call so I won’t repeat all the details here, but I would like to take this opportunity to share how tremendously excited we are about our announced combination with Zillow. We both are consumer first technology and innovation driven philosophies and cultures and we believe that together we’ll be able to create even better products and services for both consumers and real estate professionals.

Expect to be covered on the call, we expected the transaction to close in 2015. In the meantime, it is business as usual. And I am very pleased to say the business is great. We had another fantastic quarter at Trulia. In Q2, we achieved record revenue of $64.1 million and added more than 7,000 subscribers.

We also continued to see positive results from our marketing campaign. The growth of Trulia’s standalone audience has accelerated for four consecutive months, and our total traffic alone traffic exceeds 57 million unique visitors in July. Said another way, our two-sided marketplace is working. With our consumer first technologies driving increased engagement from home buyers and sellers as well as real estate professionals.

On the consumer side of the marketplace we continued to attract more and more serious home shoppers who are drawn to our user-friendly products that provide deep insights on homes, neighborhoods, and real estate professionals. This product driven approach is being complement by our strategic marketing campaign. Together our product and marketing efforts are reaching consumers who are looking to move or contemplating a move. These are individuals who have a high likelihood of contacting an agent in the near term.

This highly motivated set of consumers helps drive the success of the agent side of our market place. We connect real estate agents with our large going audience of transaction ready consumers generating a large number of quality leads for them In addition, with Market Leader we cannot only send leads to agents but also provide them with a comprehensive end to end platform to help convert their leads into meaningful business. Technologically enabled agent is a better partner to the consumer and a better advertiser.

Let me now move to a review of our business in the second quarter of 2014. Trulia’s performance continues to be built on the back of our three core strategies. These are one, delivering a superior experience to consumers especially of our mobile devices. Two, growing our agent base; and three, extending our marketplace into adjacent segments.

For consumer’s mobile was once again at the center of our product and marketing initiatives. Reaching our serious home shoppers requires constant innovation to deliver the most friendly and insightful products and features. Achieving this for our mobile devices is critical as consumers now primarily search for homes and agents on the go.

In Q1, we relaunched many of the core consumer mobile products rolling out completely new versions of our iOS products and the completely updated mobile web experience. In Q2, we stepped on the gap and showcased more of the mobile innovation that is core to Trulia’s technology focus.

Central to this innovation was a significant feature on our mobile app called nearby home alerts. This feature available on both iPhone and Android versions of the Trulia app alert consumers to new rentals or homes for sale listed in the last 24 hours. Consumers can see homes as soon as they hit the market in real time on their mobile phones without even having to enter the location. Users can customize their alerts by key parameters such as search radius, price range, and alert frequency. This functionality allows consumers to keep a finger on the pulse of their target neighborhoods literally up to the minute.

Trulia’s continuing to be the forefront of innovation with mobility and wireless technology. In June, we launched a new mobile real estate app for Android wire, and we’re delighted to see the app being highlighted at Google I/O 2014, Google’s Annual Developer Conference.

As many of you are aware, since March we’ve complemented this — our product led approach with a strategic marketing campaign. As with our products, our marketing strategy is targeted at attracting transaction ready consumers. Our goal is to achieve this with a focus on direct response especially in mobile acquisition while also building a trusted brand. We believe the effects of the campaign will be experienced in a four stage funnel.

These stages drive the metrics that we will use to gauge the success of the campaign; and include, one, attracting more transaction ready users. Two, generating more leads from users. Three, attracting more agent subscribers who are drawn to a serious consumer audience; and four, bring revenue and profits driven by the growth in our subscriber base.

As we reached the busiest part of the year for the real estate industry, the campaign is in full swing. The results of the overall campaign today continue to be very positive. Let me share some of our latest data to provide you with some insight into what we are seeing. Our paid marketing efforts are working and working efficiently.

Through the scale of paid marketing even further since our Q1 earnings call, we’ve seen our initiatives continue to perform well against our internal goals. In particular, we made significant progress in terms of the cost effectiveness of our paid marketing. Since we began the program in Q1, we have seen the cost per unique visitor acquired decrease by about 50%. This performance is attributable to the data driven analysis and rigor our marketing team efforts to target the right consumers through the most effective and efficient channels.

As a result we are counting on trying to reach more than 57 million unique visitors in July. This first time in Trulia’s history that our transaction ready audience has reached this level. And as I mentioned earlier, we’re seeing the rate of growth of Trulia’s standalone audience accelerate for four consecutive months. Not only is that audience reaching new heights but it is also becoming increasingly mobile and highly engaged.

In Q2, over half of our total traffic was mobile, and has spiked to about 2/3 on weekends. More than half of our visits and leads are also generated by consumers using mobile devices. Visit growth in Q2 outpaced Q2 visitor growth indicating that we are attracting a quality audience that is increasingly engaged in our products.

Moving to our second strategy and the other half of our two sided marketplace, we are growing our agent base. Our execution on the agent side of our business, coupled with our audience and serious home shoppers attracted more than 7,000 new subscribers to Trulia in Q2. Due to the high ROI and value that we provide the portion of our subscribers find more than one product in Q2 this year is approximately 40%, up from about a 1/3 a year ago.

This helped grow our offer by $10 sequentially to $206. This is our largest sequential increase in one year. One of the primary drivers of our subscriber growth continues to be our inventory expansion program. Inventory expansion has enabled us to take advantage of pent-up demand from agents in many of our high demand zip codes across the country over the past year. We remain on track to complete the rollout by the third quarter of this year.

The success of our agent business was also enhanced by the combined Trulia and Market Leader platform. For busy agents who not only want quality leads but also system manage, nurture, and convert those leads into transactions, Trulia and Market Leader provide a great technology solution.

We’re making great progress on our product development roadmap with Market Leader. As we discussed last quarter, our teams are hard at work on product offerings that will combine Trulia’s lead generation capabilities with Market Leaders open platform. We expect these to rollout in the second half of this year. As with our consumer products, mobile will be central to these plans with advance leadership for agents.

We will continue to be a pioneer in delivering the leading mobile apps for agents. The third part of our strategy is expand our business and grow in adjacent segments. In rentals, we’re continuing to build a rapidly growing and highly engaged consumer audience. Our playbook for our adjacent businesses is to create the best product in both couple scale and then monetize.

For rentals as we continue to build even better products, we are also making great progress on scan to business. In Q2, we are continuing to send a rental lead every one and a half seconds. For property managers placing a listing on Trulia, it’s moving from a nice to have to a must have as becoming increasingly important source of new tenants.

This is demonstrated by the fact that in Q2 the number of apartment communities receiving a least one lead from Trulia each day almost tripled from Q1, far outpacing seasonal growth. In summary, we saw strength across our business in the second quarter. Our audience of transaction ready consumers experienced accelerating growth as our marketing campaign hit high year.

Similarly our agent business continues to grow at a rapid rate with almost 74,000 real estate professionals validating the strength of our comprehensive platform. With that, I’ll pass the call to Sean.

Sean Aggarwal - Trulia Inc - CFO

Thanks, Pete. My prepared remarks are accompanied by a presentation, which is viewable on this webcast and also available on Trulia’s Investor Relations website. We experienced strong growth across our business in the second quarter.

Today, I will discuss this growth by covering three items: an overview of key metrics, a review of second quarter results, and guidance. I’ll start with key metrics. I’ll first color out three key consumer metrics: total visitors, mobile visitors, and user-generated content. Q2 profit totaled nearly 51.6 million monthly unique visitors, an increase of 48% year-over-year.

Breaking this down further, the year-over-year growth rate for Trulia standalone was 30%. In the month of July, Trulia’s standalone traffic is trending to grow at 39% year-over-year representing the fourth consecutive month of reaccelerating growth. This is strong evidence of the success of our marketing campaign.

In Q2, Trulia’s mobile traffic was approximately 25.1 million monthly unique visitors, an increase of 92% year-over-year. Mobile traffic growth for Trulia’s standalone in the quarter was 81% year-over-year. In regard to user-generated content during the quarter, our users made approximately 1.3 million new contributions to our site, a 19% increase over the second quarter of 2013.

We finished the quarter with a cumulative total of over 14 million user generated contributions on our database. On the agent side of our marketplace, we focus on two key metrics, number of subscribers and average revenue per user or ARPU. We added more than 7,000 new subscribers in the quarter, ending the quarter with almost 74,000 subscribers. The strong growth in our subscriber base was driven by the continued rollout of our inventory expansion program as well as solid sales force execution.

Understanding these is the highly transaction ready set of consumers that Trulia attracts combined with the end to end platform that Trulia and Market Leader have created and continue to improve upon. ARPU was $206 in Q2, up from $196 in the prior quarter. The sequential increase in ARPU was driven primarily by subscribers purchasing a greater number of products from Trulia.

As Pete mentioned, in Q2 about 40% of subscribers have purchased two or more products, up from about one third of subscribers purchasing two or more products this time last year. Having covered key metrics, I will next turn to a review of second quarter financial results. Second-quarter revenue was $64.1 million exceeding the top end of our guidance range by $1.6 million.

Year-over-year growth was 116%. Total revenue further breaks down into two categories: marketplace and media. Market place revenue, which is comprised primarily of revenue from subscription products sold to real estate professionals including Market Leader was $53.2 million for the quarter, a 142% year-over-year increase. Media, which includes sales of display ads to national advertisers also performed strongly with revenue of $10.9 million, up 41% year-over-year.

Our media business continues to be driven by solid execution and advertiser demand as we become a must-buy in the category. I will next discuss earnings and then walk down the P&L commenting briefly on each P&L line item. Our discussion of operating expense items excludes compensation paid in stock. For details on operating expenses including compensation paid in stock, please refer to the appendix of the earnings presentation accompanying this call.

Second-quarter adjusted EBITDA was $4.6 million or 7% of revenue, exceeding the top end of our guidance range by almost $2 million. Gross margin for the quarter was $53.4 million or 83% of revenue, slightly higher than the 82% gross margin in the prior quarter. Sales and marketing expenses were $34.4 million or 54% of revenue, consistent with 54% of revenue in the prior quarter. Sales and marketing expense continues to reflect our investment in the marketing campaign that we launched earlier this year.

Technology costs were $12.1 million or 19% of revenue, in line with the 20% of revenue in the prior quarter. Our continued investment in engineering headcount was offset by revenue leverage. G&A expenses were $9.2 million or 14% of revenue, consistent with the 14% of revenue we recorded in the prior quarter.

Please note that these numbers exclude approximately $3.6 million of restructuring costs related to the reorganization at Market Leader we announced during the second quarter. Having covered the P&L, let me touch briefly on the balance sheet. We finished the quarter with $215 million of cash and equivalents and $230 million of convertible debt.

I’ll now close by covering guidance for Q3. We expect the strong momentum in our business to continue into the third quarter of 2014. We expect Q3 revenue to be in the range of $68.4 million to $70.4 million. Marketplace is expected to represent 80% to 85% of total revenue. We expect adjusted EBITDA to be in the range of $5.4 million to $5.6 million or 8% of revenue at the midpoint.

I will close by recapping the highlights from today’s discussion. First, our marketing campaign is driving results. In July, Trulia standalone year-over-year traffic growth was 39%, our fourth consecutive month of reaccelerating growth. Second, we added more than 7,000 subscribers in the quarter. And third, the team continues to execute well. In Q2, we exceeded the top end of our guidance range for both revenue and adjusted EBITDA.

I’ll now pass the call back to the operator for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Lloyd Walmsley, Deutsche Bank.

Lloyd Walmsley - Deutsche Bank - Analyst

Thanks, guys. A couple, if I may. First, can you talk a little bit about your plans around product integration, what’s happened, what is going to happen, with the Market Leader software product. I think you have done a lot of integration there since this restructuring, or you are planning to — some color there. And then around any changes to pricing, potentially to tie it more to traffic growth.

And then, I guess the second question, more big picture, if you look at the NAR agent survey data — agents are reporting pretty consistent percentages of leads from the Internet as a whole, at around, call it, 10%, with 60% of their business coming from repeat business and referral despite what seems like a lot of advertising across the space, and traffic growth from you guys and others.

What do you think is keeping that metric from rising more substantially? Is it a share gain that the bigger players are seeing from the smaller guys? Or can the Internet as a whole drive more than 10% of agent referrals over time? I’m curious to get your big-picture thoughts there.

Pete Flint - Trulia Inc - CEO

Hi, Lloyd. Let me start — let me shed some perspective firstly on the Market Leader integration. Last quarter, in Q2, we organized the teams; primarily the goal there was to streamline the Organization, closely align the different product teams, and different sales and market teams. Essentially what we’re trying to do there is enabling us to get close to the customer and speed up execution. So, that was a — we executed that early June, and it’s really helping us to move our product development processes forward.

Just to give you a little bit of color on that, I think clearly we and other players in the industry recognize that agents that use software to manage their business are more productive agents. They are more likely to convert leads into transactions. And they deliver better experiences to those consumers. Agents — we see successful agents using software, and successful agents are obviously good advertisers.

A lot of the traditional platforms, and where Market Leader’s history has been, has been on the desktop. A lot of the focus for us has been retooling that to a mobile environment. Trulia historically has had a very lightweight agent app; but Market Leader has a very comprehensive platform. So the goal there is to bring the two together.

And, as you might imagine, productivity tools is really important, and we are working through just making sure that we execute effectively on that. That’s a big focus for us, and we will be launching products in that vein later on this year. And we’re really excited about that; watch out for that. We plan on launching that to provide mobile services for real estate professionals.

The second piece to the question was around — I think the question is — share-of-voice versus impression-based pricing. Obviously, historically, Trulia has had share-of-voice-based pricing versus charging on impression-based pricing. As we’ve shared, they’re flavors at the same thing.

Should we switch to impression-based pricing? We’re open to it, both Trulia and also Zillow, are focused on optimizing revenue and monetization in an analytical and data-driven way. We are continually evaluating options to see what is optimal for us as a Business to most effectively monetize and scale our audience and revenue.

The last question around the NAR survey data and the percentage of leads coming from the Internet. I think there’s likely probably a couple of things going on here. One is just the structural nature of the real estate industry, meaning this is a highly infrequent and important decision for real estate agents. What we see is that while the source of — for instance, the source of referrals may come from offline introductions. So I may speak to a colleague about if you could recommend an agent.

The consumer is also doing a lot of research online about finding information about our agents, what’s their transaction history, what are their reviews and recommendation, just like you see in other categories. Whether that’s hotels, whether with trip advisor, whether that is restaurants with Yelp.

It’s, frankly, quite hard to attribute where is the introduction, where is the decision made. And of course, there are just like a multitude of channels where consumers do that kind of research, on Trulia and many other platforms.

We know that the Internet is a primary research channel for homes. It’s also a significant research channel for agents. Is that 10% number going to grow? Likely yes, but, frankly, it is quite hard to attribute what is the ultimate — what is the primary source of introduction. I hope that is helpful to give you some color.

Lloyd Walmsley - Deutsche Bank - Analyst

Yes, that is helpful. Thanks.

Operator

Deb Schwartz, Goldman Sachs.

Deb Schwartz - Goldman Sachs - Analyst

Great, thanks and congrats. Two questions: First, on expenses — sales and marketing seemed a little bit lighter than we were expecting. I’m just curious to understand if sales hiring floated on the quarter as a result of the merger talks with Zillow.

And then similarly, what’s embedded in your guidance for acquisition-related costs this quarter. And then, secondly, you’ve had a really strong relationship with Realogy; how should we think about the relationship from a software standpoint, with their recent acquisition of ZipRealty?

Sean Aggarwal - Trulia Inc - CFO

Deb, it’s Sean; I’ll take the first two. So, on sales and marketing, the nature of our marketing spend — as we said at the start of the year, we intend to invest about $45 million against our marketing program. And we see no change in that. We certainly will not spend more than that, and it is likely that we’re trending right to that number.

The benefit we’ve seen, and Pete touched on some of this in his prepared remarks, is because we have a data-driven, analytical approach, we find we’re getting more and more efficient as we go over the course of the year. And he specifically cited that we are now spending half to acquire a user then we were at the start of the year. And so, with our marketing funds, we’re able to get more done.

So, no change in marketing spend; no change in hiring plans. We did not make any changes in our sales team hiring or composition over the course of Q2. It’s business as usual. And we expect to spend about $45 million in marketing this year.

Your second question around the guidance for Q3 — what does that assume for any acquisition-related costs? The revenue and EBITDA numbers do not contemplate any additional expense related to the acquisition. To the extent there are some expenses, and there will likely will be around legal fees and stuff like that, we will exclude those from the adjusted EBITDA number, and we’ll detail all that out for you when we publish Q3. But no acquisition-related expenses are baked into the EBITDA — adjusted EBITDA guidance for Q3.

Pete Flint - Trulia Inc - CEO

So, on the question on Realogy and NRT — we have a great relationship with Realogy and NRT; on a number of levels, they see us a key advertising partner. And then also we shared that we have a software agreement with them related to the Market Leader division. And no change there.

So, we are heads down, focused on building out that software platform to launch with NRT. So, no change there.

Deb Schwartz - Goldman Sachs - Analyst

Great, thank you.

Operator

Chris Merwin, Barclays.

Chris Merwin - Barclays Capital - Analyst

Just in terms of the marketing campaign, how much of the $45 million did you spend in the quarter? It looks like year-on-year growth for unique visitors accelerated slightly, but just wondering how much incremental spend drove that increase? Sean, you mentioned that there was an acceleration in July. Do you expect to spend the highest amount of dollars on an absolute basis into 3Q before ramping back down again in 4Q?

And also, separately, just wondering if you could please just comment on Trulia seller ads — what has been the reception there so far? Are there any other ways that you can think of to monetize sellers’ agents down the road?

Sean Aggarwal - Trulia Inc - CFO

Chris, on marketing spend, the arc of the spend over the course of the year, directionally looks like $10 million in Q1, $15 million in Q2, $15 million in Q3, $5 million-ish in Q4, something like that is the arc of the spend. So, Q2 was a good-size spend for us, and Q3 will be about an equivalent amount of spend.

And I’ll re-emphasize the point that, as we’re spending these dollars, because of the data-driven approach, we’re finding we’re being more and more efficient as we go. So, the next month, the money that we spend, while it may be equal to the money that we spent in the previous month, we believe will be a more efficient spend, and we will be able to drive more traffic with the same level of dollars.

Pete Flint - Trulia Inc - CEO

Chris, on the Trulia seller ads product — so, as you know, we’ve been historically focused on the buy side of the transaction, providing services for real estate professionals to connect with prospective home buyers. And then earlier this year, we introduced Trulia seller ads, which enabled us to provide a product to real estate professionals to target prospective sellers. That is a significant part of the overall ad budget within the real estate industry.

We [are spending] in Q1 — we’re delighted with the response and the rollout. We’ve been primarily cross-selling that to existing subscribers, so getting — upselling that, I’m sorry, to existing subscribers to get them to purchase our product. We are very happy with it — we’re not breaking out, but we have extremely positive response.

Just a little bit more color on that — I think on the opportunity, what we have seen in the overall housing market since the beginning of the year has been a pretty sharp uptick in overall inventory as more sellers are looking to market their properties in a way that they weren’t before, as you are seeing house price appreciation. So, we see this as a multi-year opportunity for us, as sellers in this — as home prices have picked up, they look to sell in a way that they previously weren’t able to, either because of low home prices or due to negative equity. So, we see there will be a large number of consumers looking for agents to list their properties, which we are excited about.

Secondly, we launched this product — we just had insatiable demand from real estate professionals to target consumers who are looking to sell. The consumer experience, I would not say we are delighted with. I think, as you, over the next 6 or 12 months, then there is opportunities for us to improve the consumer experience to drive more volume into that funnel. I hope that’s helpful to give you some of the color.

Chris Merwin - Barclays Capital - Analyst

Yes, very helpful, thanks.

Operator

Neil Doshi, CRT Capital.

Unidentified Participant - Analyst

This is actually Rob on the call for Neil. A few questions, if I may. First off, ahead of the merger — wondering if you could offer some early thoughts on marketing efficiencies, particularly in light of the improvements and ad effectiveness that you’re seeing over time? And how much more efficiently could you drive audience acquisition with less cross-talk in the market?

I also wanted to ask about mobile — nice acceleration there. If you could talk a little bit about relative contribution from the marketing program versus some of the product improvements that you made like the nearby home alerts.

And then finally, a real quick one: I was wondering if you could offer an update on customer overlap with the integration of the billing systems didn’t come in below your 20% estimate. Thank you very much.

Sean Aggarwal - Trulia Inc - CFO

On the first question around the merger and cost synergies and so on, as you heard on Monday’s investor call from Spencer and Pete, we’re estimating that the combined entity would be able to drive $100 million in annualized cost avoidances by the end of 2016. And that’s likely to come from two areas. One, sales and marketing; and the other is common services.

In marketing, the intention is to continue to market, and maintain two separate brands. But we’re confident that there will be efficiencies to be had as we market together. And then for the common areas, the intention is that we will perhaps not need to higher as many people as we otherwise would have, when the two Companies are combined. Beyond that, in terms of specifics of where the efficiencies, in marketing in particular, come from, are details that we will work out once the merger is closed.

And then you had a question around — I’ll take the customer overlap question, Rob. On Market Leader and Trulia, our current estimate is that there is about a 20% overlap between the subscriber bases of the two Companies. We continue to operate with that 20% assumption; at some point, I think in the second half of this year, when we complete the integration of the billing systems, if there is a new update to that number, we’ll share that with you.

Pete Flint - Trulia Inc - CEO

Rob, I will take the question on mobile. So, we’ve had just a stellar quarter in terms of mobile audience growth; up 92% year over year, and the engagement rate has been north of that. So, it’s hard to really attribute it, to break out the — what has been the marketing-driven growth versus the product-driven growth because we do get very high engagement and repeat usage from that. Not to avoid the question, it’s both.

We’ve been focused our marketing efforts on mobile because the product experience is, frankly, superior to the desktop because you have that context of location. So, our marketing efforts have been heavily skewed towards mobile.

Equally, we built out, the last six months have been a incredible — we’ve had incredible product releases on mobile from big UI increases to increases in native mobile alerts, which will drive engagement. The mobile side of the Business is firing on all cylinders, and we are obviously going to support that with marketing today and going forward.

Unidentified Participant — Analyst

Great, thank you.

Operator

(Operator Instructions)

James Cakmak, Telsey Advisory Group.

James Cakmak - Telsey Advisory Group - Analyst

Hi, thanks. I was just curious — your third competitor in the space, I guess, is following suit on the pricing side with you and Zillow. And I was just curious — you guys have seen a corresponding lift or demand, or any impact from the changes that they’re making to your subscriber base.

And then secondly, at a high level, with respect to the merger, it’s going to take some time obviously for it to close. I just wanted to get your thoughts on how this could potentially affect your strategy in the interim? Are there limitations to the flexibility potentially that you had in mind? Because the industry will have a decent amount of time to think about it, any strategy, or how you’re thinking about potential responses between now and deal close. Thanks.

Pete Flint - Trulia Inc - CEO

Hi, James. So, just on the competition and pricing — as you are aware, we have a tiny portion of the overall market. There’s something like $12 billion spent in the US. And while we are delighted with our revenue this quarter, it is a tiny portion of the overall spend.

So, changes from other players in how they price their products does not impact — has not impacted us in the future. And there is no impact to our sales team in contact with agents every day; agents are spending across a whole range of different media, from online-specific services through to offline services through to horizontal platforms. Such is the nature of the fragmented spend within the category. So, we’re not seeing any impact on our Business as a result of actions from any other player within the category.

Maybe I’ll just touch on a little bit about the merger and our strategy and how the reception from the industry, and then pass it over to Sean to talk about how that may impact our operating plan in the pre-close period. I’ve had a chance to speak to a number of leaders this week, discussing the announcement, and it’s been very positive from what I’ve received in my conversations from talking to those leaders. What I am hearing back from them, and also that I am sharing, is this has a number of benefits to them.

One is that both Companies have a culture of innovation and building great products. And by bringing the Companies together, we’ll be able to continue to provide great products, and accelerate a roadmap for consumers and real estate professionals in a way that we couldn’t do before. And that is really exciting for us. And it’s really exciting for them as well.

For them, that enables them to get increased distribution, great value and great ROI from the products that we provide. So, they’re excited about that. As I said, generally it’s been very positive, the feedback from the industry that we received in our conversations.

Sean Aggarwal - Trulia Inc - CFO

James, I’ll touch on your question around — is there any change to our strategy, any covenants in the deal and so on. No change in our strategy. We expect the transaction to close in 2015. And until that time, it is business as usual for Trulia. We will continue to operate as a stand-alone, independent company.

There are the customary covenants in the merger agreement, as there are in any merger agreement. And essentially what they call for is for the Trulia management team to operate the Business in a way that we have historically.

So, we don’t really see any issue at all inside the merger agreements or covenants, and feel very confident that we can continue to pursue the strategy that we have, and continue to grow the Business as we have the last several quarters.

James Cakmak - Telsey Advisory Group - Analyst

Thank you.

Operator

This concludes our question-and-answer session. Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect, and have a great day.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Trulia’s future financial or operating performance including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Trulia’s expectations, strategy, plans or intentions. Trulia’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the ability of the parties to consummate the proposed transaction; satisfaction of closing conditions precedent to the consummation of the proposed transaction, including obtaining necessary regulatory approvals; and the risk that litigation in respect of either company or the transaction could arise. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” in Trulia’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2013 and in Trulia’s other filings with the SEC. The forward-looking statements in this communication are based on information available to Trulia as of the date hereof, and Trulia disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Zillow and Trulia expect to file a joint proxy statement/prospectus with the SEC, and the new holding company expects to file with the SEC a registration statement on Form S-4. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when they become available) and other documents filed by Zillow and Trulia at the SEC’s website at www.sec.gov. Copies of the documents filed by Zillow with the SEC will be available free of charge on Zillow’s website at www.zillow.com or by contacting Zillow Investor Relations at (206) 470-7137. Copies of the documents filed by Trulia with the SEC will be available free of charge on Trulia’s website at www.trulia.com or by contacting Trulia Investor Relations at (415) 400-7238.

Certain Information Regarding Participants

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Zillow’s executive officers and directors in Zillow’s definitive proxy statement filed with the SEC on April 17, 2014. You can find information about Trulia’s executive officers and directors in Trulia’s definitive proxy statement filed with the SEC on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available). These documents can be obtained free of charge from Zillow or Trulia using the sources indicated above.